UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(RULE 13e-100)

RULE 13E-3 TRANSACTION STATEMENT UNDER

SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 4)

VIEWLOCITY, INC.

(Name of the Issuer)

VIEWLOCITY, INC.

VIESTA CORPORATION

INVESTCORP/(212) VENTURES TECHNOLOGY FUND I, L.P.

INVESTCORP S.A.

NORTH BRIDGE VENTURE PARTNERS IV-A, L.P.

NORTH BRIDGE VENTURE PARTNERS IV-B, L.P.

C. JEFFREY SIMPSON

L. ALLEN PLUNK

MICHAEL SHERMAN

PETER JANICO

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

87160X100

(CUSIP Number of Class of Securities)

L. Allen Plunk

Executive Vice President, Chief Financial Officer and Secretary

Viewlocity, Inc.

3475 Piedmont Road, Suite 1700

Atlanta, Georgia 30305

Telephone Number: (404) 267-6400

(Name, Address, and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of the Persons Filing Statement)

WITH COPY TO:

David M. Calhoun, Esq. Morris, Manning & Martin, LLP 3343 Peachtree Road, N.E., Suite 1600 Atlanta, Georgia 30326	Bradford P. Weirick, Esq. Gibson, Dunn & Crutcher LLP 333 South Grand Avenue Los Angeles, California 90071

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [    ] The filing of a registration statement under the Securities Act of 1933.

c. [    ] A tender offer.

d. [    ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [    ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

CALCULATION OF FILING FEE*

TRANSACTION VALUATION $1,000.00	AMOUNT OF FILING FEE $0.08**

* The filing fee was determined based upon the total merger consideration of $1,000 payable for the outstanding shares of common stock and Series A preferred stock of Viewlocity, Inc. In accordance with Exchange Act Rule 0-11(c) the filing fee was determined by calculating a fee of $80.90 per $1,000,000 of the aggregate merger consideration of $1,000.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

** The filing fee previously was paid in connection with the Rule 13E-3 Transaction Statement filed on October 1, 2003.

INTRODUCTION

This Amendment No. 4 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Final Amended Schedule 13E-3”) amends the Amendment No. 3 to Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on December 11, 2003, by: (1) Viewlocity, Inc., a Georgia corporation (“Viewlocity”); (2) Viesta Corporation, a newly formed Delaware corporation (“Viesta”); (3) Viesta Acquisition Corporation, a newly formed Georgia corporation and a wholly-owned subsidiary of Viesta (“Merger Sub”); (4) Investcorp/(212) Ventures Technology Fund, L.P.; (5) C. Jeffrey Simpson, chairman of the board of directors and chief executive officer of Viewlocity; (6) L. Allen Plunk, executive vice president, chief financial officer and secretary of Viewlocity; (7) Michael Sherman, executive vice president of product development of Viewlocity; (8) Peter Janico, executive vice president of U.S. field operations of Viewlocity; (9) North Bridge Venture Partners IV-A, L.P.; (10) North Bridge Venture Partners IV-B, L.P. and (11) Investcorp S.A.

This Final Amended Schedule 13E-3 is being filed with the Securities Exchange Commission pursuant to Rule 13E-3(d)(3) promulgated under the Securities Exchange Act of 1934, as amended, to report the results of the merger (the “Merger”) of Merger Sub, with and into Viewlocity, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) dated as of September 19, 2003 by and among Viewlocity, Viesta and Merger Sub, as previously described in this Schedule 13E-3, as amended to date.

Pursuant to the Merger Agreement, a Certificate of Merger was filed with the Secretary of State of the State of Georgia on December 30, 2003, specifying that the Merger would become effective as of 5:30 p.m. EDT on December 31, 2003. At such time, Merger Sub was merged with and into Viewlocity in accordance with Georgia law, with Viewlocity surviving the Merger as a wholly owned subsidiary of Viesta. As a result of the Merger, Merger Sub ceased to exist as a corporation, and therefore is not a signatory to this Final Amended Schedule 13E-3.

As a result of the Merger, each outstanding share of Viewlocity’s common stock, par value $0.01 per share (the “Common Stock”), other than those held by dissenting shareholders who perfect their dissenters’ rights under Georgia law was converted into an amount of cash determined by dividing $80.00 by the aggregate number of shares of Common Stock outstanding at the effective time of the Merger. As of December 30, 2003, an aggregate of 5,893,654 shares of Common Stock are outstanding. Based on the number of shares outstanding, each share of Common Stock was converted in the Merger into the right to receive approximately $0.000014. The outstanding shares of Viewlocity’s Series A preferred stock, par value $0.01 per share (the “Series A Preferred”), other than those held by dissenting shareholders who perfect their dissenters’ rights under Georgia law, was converted into the right to receive an amount of cash determined by dividing $920.00 by the aggregate number of shares of Series A Preferred outstanding at the effective time of the Merger. As of December 30, 2003, an aggregate of 11,132,828 shares of Series A Preferred are outstanding. Based on the number of shares outstanding, each share of Series A Preferred was converted in the Merger into the right to receive approximately $0.000083. Each outstanding share of Merger Sub was converted into one share of newly issued Common Stock pursuant to the Merger. All options to purchase shares of Viewlocity common stock were canceled as a result of the Merger.

Viewlocity’s shareholders approved the Merger Agreement and the Merger by written consent, as previously described in this Schedule 13E-3, as amended to date. Promptly following the Merger, (a) Viewlocity’s Common Stock was deregistered under the Securities Exchange Act of 1934, as amended, and (b) Viewlocity’s reporting obligations have terminated or been suspended, as applicable, because a Form 15 with respect to the Common Stock was filed with the Securities and Exchange Commission on January 2, 2004, and the Common Stock currently is held by fewer than 300 shareholders. The Common Stock also was delisted from the Nasdaq OTC Bulletin Board as of the close of trading on December 31, 2003.

As a result of the Merger and the other matters described above and in this Schedule 13E-3, as amended to date, Viewlocity is now a privately held, wholly owned subsidiary of Viesta, a private corporation.

        Following the Merger and the related transactions previously described in this Schedule 13E-3, as amended to date, Investcorp/(212) Ventures Technology Fund I, L.P., North Bridge Ventures IV-A, L.P. and North Bridge Ventures IV-B, L.P. and certain of Viewlocity’s creditors collectively own 100% of the equity interest in Viesta.

Item 16. Exhibits

Regulation M-A Item 1016

† (a)(1) Press Release issued by Viewlocity, Inc., dated September 22, 2003, incorporated by reference to Exhibit 99.1 to the Form 8-K filed with the Securities and Exchange Commission by Viewlocity, Inc. on September 22, 2003.

†(a)(2) Definitive Information Statement, incorporated herein by reference to the Schedule 14C filed with the Securities and Exchange Commission by Viewlocity, Inc. on December 11, 2003 (the “Information Statement”).

†(b)(1) Commitment Letter from Investcorp/(212) Ventures Technology Fund I, L.P. to Viesta Corporation, dated September 19, 2003.

†(c)(1) Fairness Opinion of Harris Nesbitt Gerard, Inc., dated September 17, 2003, incorporated herein by reference to Annex C to the Information Statement.

††(c)(2) Discussion materials for the Board of Directors of Viewlocity, Inc., prepared by Harris Nesbitt Gerard, Inc., dated September 15, 2003.

†(d)(1) Agreement and Plan of Merger, dated as of September 19, 2003, among Viewlocity, Inc., Viesta Corporation and Viesta Acquisition Corporation, incorporated herein by reference to Annex A to the Information Statement.

†(f) Section 1301, et. seq. of the Official Code of Georgia Annotated incorporated herein by reference to Annex B to the Information Statement.

(g) Not applicable.

†	Previously filed as an exhibit to the Rule 13E-3 Transaction Statement filed October 1, 2003.
††	Previously filed as an exhibit to the Amendment No. 1 to Rule 13E-3 Transaction Statement filed November 13, 2003

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2004

VIEWLOCITY, INC.

By:	/s/ L. Allen Plunk
Name:	L. Allen Plunk
Title:	Executive Vice President, Chief Financial Officer and Secretary

VIESTA CORPORATION

By:	/s/ L. Allen Plunk
Name:	L. Allen Plunk
Title:	Executive Vice President, Chief Financial Officer and Secretary

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INVESTCORP/(212) VENTURES TECHNOLOGY FUND I, L.P.

By:	Technology Ventures Limited, a Cayman Islands Corporation

Its:	General Partner

By:	/s/ Mahmoud Al Aradi

Name:	Mahmoud Al Aradi

Title:	Authorized Representative

/s/    C. JEFFREY SIMPSON

C. JEFFREY SIMPSON

/s/    L. ALLEN PLUNK

L. ALLEN PLUNK

/s/    MICHAEL SHERMAN

MICHAEL SHERMAN

/s/    PETER JANICO

PETER JANICO

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NORTH BRIDGE

North Bridge Venture Partners IV-A, L.P.

By:	North Bridge Venture Management IV, L.P.

Its:	General Partner

By:	/s/ Richard D’Amore

Name:	Richard D’Amore

Title:	General Partner

North Bridge Venture Partners IV-B, L.P.

By:	North Bridge Venture Management IV, L.P.

Its:	General Partner

By:	/s/ Richard D’Amore

Name:	Richard D’Amore

Title:	General Partner

Investcorp S.A.

By:	/s/ Abeer Al Shehabi

Name:	Abeer Al Shehabi

Its:	Authorized Representative

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EXHIBIT INDEX

†(a)(1) Press Release issued by Viewlocity, Inc., dated September 22, 2003, incorporated by reference to Exhibit 99.1 to the Form 8-K filed with the Securities and Exchange Commission by Viewlocity, Inc. on September 22, 2003.

†(a)(2) Definitive Information Statement, incorporated herein by reference to the Schedule 14C filed with the Securities and Exchange Commission by Viewlocity, Inc. on December 11, 2003 (the “Information Statement”).

†(b)(1) Commitment Letter from Investcorp/(212) Ventures Technology Fund I, L.P. to Viesta Corporation, dated September 19, 2003.

†(c)(1) Fairness Opinion of Harris Nesbitt Gerard, Inc., dated September 17, 2003, incorporated herein by reference to Annex C to the Information Statement.

††(c)(2) Discussion materials for the Board of Directors of Viewlocity, Inc., prepared by Harris Nesbitt Gerard, Inc., dated September 15, 2003.

†(d)(1) Agreement and Plan of Merger, dated as of September 19, 2003, among Viewlocity, Inc., Viesta Corporation and Viesta Acquisition Corporation, incorporated herein by reference to Annex A to the Information Statement.

†(f) Section 1301, et. seq. of the Official Code of Georgia Annotated incorporated herein by reference to Annex B to the Information Statement.

(g) Not applicable.

† Previously filed as an exhibit to the Rule 13E-3 Transaction Statement filed October 1, 2003.

†† Previously filed as an exhibit to the Amendment No. 1 to Rule 13E-3 Transaction Statement filed November 13, 2003.

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